EXHIBIT 99.2

JIANPU TECHNOLOGY INC.

(THE “COMPANY”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that an Annual General Meeting of the Company will be held on December 13, 2019 at Conference Room, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong at 10 a.m. (Beijing time).

No proposal will be submitted for shareholder approval at the Annual General Meeting.  Instead, the Annual General Meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares to discuss Company affairs with the management team.

Holders of record in the books of the Company at the close of business on November 12, 2019 will be entitled to attend the meeting or any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADS”) are welcome to attend the Meeting in Person.

By Order of the Board.

/s/ Daqing (David) Ye
Name: Daqing (David) Ye
Title: Chairman of the Board and Chief Executive Officer

Date: October 31, 2019